Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-277150
August 19, 2024

REALTY INCOME CORPORATION

PRICING TERM SHEET

5.375% Notes due 2054

This free writing prospectus relates only to the securities described below and should be read together with Realty Income Corporation’s preliminary prospectus supplement dated August 19, 2024 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated February 16, 2024 (the “Prospectus”) and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Realty Income Corporation (the “Company”)

Security:	5.375% Notes due 2054 (the “notes”)

The notes will constitute a separate series of the Company’s debt securities under the indenture governing the notes.

Anticipated Rating:[1]	A3 by Moody’s Investors Service, Inc. (stable outlook)
A- by S&P Global Ratings (stable outlook)

Trade Date:	August 19, 2024

Expected Settlement Date:	August 26, 2024 (T+5)

Delayed Settlement:	The Company expects that the delivery of the notes will be made against payment therefor on or about the settlement date specified above, which will be the fifth business day following the date of this pricing term sheet. Under rules of the U.S. Securities and Exchange Commission (the “SEC”), trades in the secondary market generally are required to settle in one business day, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes before the business day prior to the settlement date specified above will be required, by virtue of the fact that the normal settlement date for that trade would occur prior to the closing date for the issuance of the notes, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors with respect to these matters.

Net Proceeds:	Approximately $487.5 million after deducting the underwriting discount but before deducting other estimated expenses payable by the Company.

1 Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

Use of Proceeds:	The Company intends to use the net proceeds it receives from this offering for general corporate purposes, which may include, among other things, the repayment or repurchase of the Company’s indebtedness (including borrowings under the Company’s revolving credit facility and commercial paper programs), foreign currency swaps or other hedging instruments, the development, redevelopment and acquisition of additional properties, acquisition or business combination transactions, redemptions of the Company’s outstanding preferred stock, and the expansion and improvement of certain properties in the Company’s portfolio. For information concerning potential conflicts of interest that may arise from the use of proceeds to repay borrowings under the Company’s revolving credit facility or other indebtedness, see “Underwriting (Conflicts of Interest)—Other Relationships” and “Underwriting (Conflicts of Interest) — Conflicts of Interest” in the Preliminary Prospectus Supplement.

Principal Amount:	$500,000,000

Maturity Date:	September 1, 2054

Interest Rate:	5.375% per annum, accruing from August 26, 2024

Interest Payment Dates:	March 1 and September 1, commencing March 1, 2025

Price to Public:	98.374%, plus accrued interest, if any

Spread to Benchmark Treasury:	+135 basis points

Benchmark Treasury:	4.625% due May 15, 2054

Benchmark Treasury Price/Yield:	108-10 / 4.136%

Reoffer Yield:	5.486%

Optional Redemption:	Prior to March 1, 2054 (six months prior to their maturity date) (the “Par Call Date”), the Company may redeem the notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1)(a) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed discounted to the redemption date (assuming the notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as such term is defined under the caption “Description of Notes—Optional Redemption” in the Preliminary Prospectus Supplement) plus 25 basis points less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the notes to be redeemed,

plus, in either case, accrued and unpaid interest on the notes to be redeemed to the redemption date.

On or after the Par Call Date, the Company may redeem the notes, at its option, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest on the notes to be redeemed to the redemption date.

See the information under the caption “Description of Notes—Optional Redemption” in the Preliminary Prospectus Supplement for further terms and provisions applicable to optional redemption of the notes.

CUSIP/ISIN:	756109CQ5 / US756109CQ54

Underwriters

Joint Book-Running Managers:	Barclays Capital Inc.
J.P. Morgan Securities LLC
RBC Capital Markets, LLC
TD Securities (USA) LLC
Wells Fargo Securities, LLC
BNP Paribas Securities Corp.
BofA Securities, Inc.
Citigroup Global Markets Inc.
Goldman Sachs & Co. LLC
Mizuho Securities USA LLC
Scotia Capital (USA) Inc.

Co-Lead Managers:	BBVA Securities Inc.
PNC Capital Markets LLC
Regions Securities LLC
Santander US Capital Markets LLC
U.S. Bancorp Investments, Inc.

Senior Co-Managers:	BNY Mellon Capital Markets, LLC
Huntington Securities, Inc.
Morgan Stanley & Co. LLC
Truist Securities, Inc.

Co-Managers:	BMO Capital Markets Corp.
Citizens JMP Securities, LLC
UBS Securities LLC
Comerica Securities, Inc.
Samuel A. Ramirez & Company, Inc.
Academy Securities, Inc.

An affiliate of BNY Mellon Capital Markets, LLC, one of the underwriters, is the trustee under the indenture governing the notes.

Comerica Securities, Inc., a Financial Industry Regulatory Authority, Inc. member, is paying a referral fee to an affiliated entity, Comerica Bank, which is a lender under the Company’s $4.25 billion revolving credit facility.

Associated Investment Services, Inc. (AIS), a Financial Industry Regulatory Authority, Inc. member and a subsidiary of Associated Banc-Corp, is being paid a referral fee by Samuel A. Ramirez & Company, Inc. A subsidiary of Associated Banc-Corp is a lender under the Company’s $4.25 billion revolving credit facility.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the related prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related prospectus supplement if you request it by contacting Barclays Capital Inc. by telephone (toll free) at 1-888-603-5847, J.P. Morgan Securities LLC by telephone (collect) at 1-212-834-4533, RBC Capital Markets, LLC by telephone (toll free) at 1-866-375-6829, TD Securities (USA) LLC by telephone (toll free) at 1-855-495-9846 or Wells Fargo Securities, LLC by telephone (toll free) at 1-800-645-3751.

No PRIIPs or UK PRIIPs KID – No PRIIPs or UK PRIIPs key information document (KID) has been prepared as not available to retail in EEA or UK.